

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

May 4, 2009

Pierre-Jean Sivignon
Executive Vice President and Chief Financial Officer
Koninklijke Philips Electronics N.V.
Breitner Center, Amstelplein 2,
1096 BC Amsterdam, The Netherlands

     Re: **Koninklijke Philips Electronics N.V.**
               Form 20-F for the Fiscal Year ended December 31, 2008
               File No. 001-05146-01

Dear Mr. Sivignon:

      We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

                             Sincerely,

                             Angela Crane
                             Branch Chief